Mail Stop 3628
      August 16, 2005

Via U.S. Mail and facsimile to (617) 248-4000
Colleen J. Rice, Esquire
Acting General Counsel
     and Acting Corporate Secretary
Sierra Pacific Resources
P.O. Box 30150 (6100 Neil Road)
Reno, Nevada 89520-3600

Re:	Sierra Pacific Resources
      Schedule TO-I
      Filed on August 3, 2005
      File No. 005-44979
      Registration Statement on Form S-4
      Filed August 3, 2005
      File No. 333-127128

Dear Ms. Rice:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I

General

1. Please provide us your analysis regarding why the pro forma information described in Item 1010(b) of Regulation M-A is not required.
Item 10.  Financial Statements

2. Please update your financial statements to incorporate by reference your most recent quarterly report. See Item 1010(a) of Regulation M-A.
Registration Statement on Form S-4
Cover Page

3. You disclose that your Offer will expire at 5:00 p.m. on August 31, 2005, unless Sierra terminates it earlier. You also disclose that Sierra has a right to terminate the Offer and that you may terminate the Offer "for any reason in [your] sole and absolute discretion." Since you do not reference the occurrence of any listed
Offer condition, this language seems to imply that you may terminate the Offer at will in your sole discretion and for any reason. Please note that it is our view that you may terminate the Offer only if one of the listed Offer conditions so permits. Please confirm your understanding and revise your disclosure throughout your Offer to purchase to remove the implication that the Offer is illusory.
4. We note that Holders will receive 219.1637 shares of your common stock, $180.00 in cash and accrued and unpaid interest up to the expiration date of the Offer. Please disclose the cash amount of the accrued and unpaid interest anticipated to be paid if the Offer ends, as expected, on August 31, 2005.
5. You disclose that security holders may withdraw the conversions at any time until 5:00 pm on the Expiration Date and if the Offer is terminated prior to the payment of the consideration. Please revise your disclosure, here and throughout your Conversion Offer Prospectus to also disclose the additional withdrawal rights under Rule 13e-4(f)(2)(ii). For example, revise your "Summary" to include similar disclosure.
Important, page ii
6. We note that you disclose on page ii that the delivery of this Offer shall not create the implication that the information is correct as of any time subsequent to the date of the Offer or that there has been a change in the information set forth in the Offer. Also, on page iv, under "Special Note Regarding Forward-Looking Statements," you disclose that Sierra, NPC and SPPC assume no obligation to update forward-looking statements. This disclosure appears to be inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise. Special Note Regarding Forward-Looking Statements, page iii

7. You disclose that information in this Conversion Offer Prospectus and in documents it incorporates by reference include forward-looking statements within the meaning of the meaning of the Private Securities Litigation Reform Act of 1995. Be advised that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(1)(E) of the Exchange Act of
1934 and the Exchange Act and Regulation M-A telephone interpretation
M.2 of the July 2001 Supplement. Accordingly, please remove your references to the Reform Act. In the alternative, clearly disclose that the safe harbor protections in the Reform Act do not apply to disclosure in the Offering Memorandum or any other tender offer materials, including press releases that are issued in association with your tender offer.
Sources and Amount of Funds, page 1

8. You disclose that Sierra may delay the Offer if the "New Offer does not result in the receipt by the Company of net proceeds, on terms and conditions satisfactory to the Company, sufficient to pay the Conversion Consideration due in respect of all Notes surrendered for conversion pursuant to the Offer and to cover the other intended uses of the proceeds of the New Offering." Please clarify the circumstances under which you may delay payment. Note that once the
Offer is expired payment may only be delayed in anticipation of governmental regulatory approvals.
Questions and Answers About the Offer, page 12

How will I be notified if the Offer is extended, amended or terminated?, page 15

9. The disclosure that Sierra has "no obligation to publish, advertise or otherwise communicate" a change in the Offer other than by press release is inconsistent with your potential obligations under Rule 13e-4(e)(3). Depending on the materiality of the new information, you may be required to disseminate in a manner other than a press release. Please confirm your understanding and revise your Conversion Offer Prospectus.
Selected Historical Consolidated Financial Data, page 19

10. Please update your selected historical consolidated financial data as of June 30, 2005. See Item 1010(c) of Regulation M-A.

Terms of the Offer, page 22

11. You disclose on page 26 that "the Company also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any surrender with respect to Notes of any particular Holder, whether or not similar defects or irregularities are waived in the case of other
Holders." In the event you waive a condition, you must waive it for all holders. Please revise.
Conditions to the Offer, page 27

Financing Condition, page 27

12. Please note that it is our position that a tender offer subject to a financing condition must remain open for at least five business after the financing condition has been waived or satisfied.
Revise
the Offer accordingly.
13. We note that your obligation to accept Notes is dependent upon whether you receive net proceeds "from the New Offering on terms and conditions satisfactory to the Company, sufficient to pay the Conversion consideration and to cover the other intended uses of the proceeds of the New Offering." It appears that this financing condition is so broadly drafted as to potentially render this offer illusory, and to make it difficult for a Sierra Note holder to determine what events or occurrences will allow you to terminate the
Offer. Your conditions must be clearly and specifically described in your offer materials and must be outside of your control. Please revise to specifically disclose the "terms and conditions" that must be met for Sierra to move forward with this Offer. Also, disclose and quantify, if applicable, at what point the terms and conditions will be "satisfactory." Further, identify and quantify the "other intended uses of the proceeds." Security holders should be able to determine when the company has an obligation to accept the notes or whether the financing condition has been triggered and Sierra may terminate the Offer. Your financing condition should be revised to eliminate all subjective elements that may leave the determination whether the condition has been triggered within the discretion of Sierra.
14. Please disclose the amount of funds required to purchase the maximum amount of securities sought in the Offer. See Item 1007(a)
of Regulation M-A.
General Conditions, page 27

15. See the comment above. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow security holders to
objectivity
verify whether the conditions have been satisfied.  In this
regard,
please revise the following conditions:
(3) through (5)	You state that these conditions will be
determined in your "sole judgment." Please revise these conditions to provide any subjective standard by which the company will determine whether the condition has been satisfied. Also, where applicable, provide a materiality standard.

16. We note that you may waive any of the conditions, in whole or in part, at any time from time to time, in the sole discretion of Sierra. We remind you that you may only waive Offer conditions prior to expiration. Please confirm your understanding and revise the last paragraph of this section accordingly.
United States Federal Income Tax Consequences, page 40

17. Please revise the tax opinion filed as Exhibit 5.1 to specifically state that the discussion in this section of the prospectus is the opinion of counsel. Eliminate the statement that the discussion in the prospectus "constitutes an accurate description, in general terms, of the indicated material federal income tax consequences . . . ."
18. We note the disclosure "that the matter is not free from doubt," and that you have described what the tax consequences "should" be. To the extent possible, revise this section to unequivocally state the federal tax consequences of the transaction. If counsel cannot provide an unequivocal opinion with respect to all the tax consequences of the transaction, revise: (1) to disclose that counsel cannot opine on the material federal tax consequences; (2) to explain why counsel is not able to opine on a the material federal income tax consequences; (3) to describe the degree of uncertainty in the opinion; and (4) to clarify your disclosure of the possible outcomes and risks to investors. Eliminate uncertain descriptions such as "generally" and "in general." In describing the possible outcomes, elaborate on the "[o]ther characterization [that] are also possible," discussed on page 42. Finally, provide a risk factor clarify the risks involved in this uncertainty and highlight these risks in your summary term sheet.
19. Eliminate the disclaimer in the last sentence of the penultimate paragraph on page 41, the first full paragraph on page 42 and any similar disclosure. While you may recommend that investors consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis, you may not disclose that they "should" do so.

Dealer Managers, page 46
20. You disclose that Sierra agreed to pay the Dealer Managers compensation of $1,500,000 assuming full participation in the Offer.
Please clarify whether this constitutes the compensation to each Dealer Manager or the Dealer Managers in the aggregate.
21. Please clarify whether any of the $1,500,000 compensation due to the Dealer Managers is contingent. In this regard, we note your disclosure that the compensation is $1,500,000, "assuming full participation."
  Incorporation by Reference, page 47
22. We note that you disclose that security holders "should assume that the information appearing in this Conversion Offer Prospectus is accurate as of the date of this Conversion Offer Prospectus only. The
Company`s business, financial condition and results of operations may have changed since that date." This language should be revised to reflect your duty to update the Offer to reflect material changes under Rule 13e-4(e)(3).
23. In view of the fact that you will be amending your Form S-4, please revise to update the documents that you are incorporating by reference. For example, revise to incorporate by reference your Form
10-Q for the quarter ended June 30, 2005.
Closing
      As appropriate, please amend your Schedule TO and registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor
Office of Merger & Acquisitions




cc:	William C. Rogers, Esquire
      Choate, Hall & Stewart LLP
      Two International Place
      Boston, Massachusetts 02110
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Colleen J. Rice, Esquire
Sierra Pacific Resources
August 16, 2005
Page 1